# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BEELINE HOLDINGS, INC., CIK 0001534708
CUSIP: 277802500
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 188 VALLEY STREET,, SUITE 225, PROVIDENCE, Rhode Island (RI), 02909
Date of event which requires filing of this statement: 06/18/2025
Amends the filing with accession number 0001641172-25-000091
Filed by CIK 0001264473
Persons authorized to receive notices and communications: MICHAEL HARRIS, ESQ., 3001 PGA BLVD, STE 305, PALM BEACH GARDENS, Florida (FL), 33410, 561-686-3307

## Reporting persons
- Nicholas Reyland Liuzza Jr. (CIK 0001264473): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 8,437,989; shared voting power 0; sole dispositive power 8,437,989; shared dispositive power 0; aggregate amount beneficially owned 8,437,989 (54.8% of the class)
  Comment: 11. Represents outstanding shares of the Issuer's common stock over which the Reporting Person has dispositive and voting control. Gives effect to Series G Convertible Preferred Stock ("Series G") and Warrants convertible and exercisable within 60 days. See Item 5. 13. Based on 9,061,418 shares of common stock outstanding as of May 19, 2025, and gives effect to shares of common stock underlying Series G and Warrants held by the Reporting Person which are or may become convertible and exercisable within 60 days. The shares of common stock underlying the Series G and Warrants were increased due to price protection adjustment provisions set forth in such securities, and may be subject to further adjustments based on lower priced sales of common stock or common stock equivalents by the Company or if the Company obtains waivers to such adjustment provisions from the holders of these securities. Conversions of Series G and exercise of warrants are subject to shareholder approval as and to the extent required by the rules of The Nasdaq Stock Market LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: BEELINE HOLDINGS, INC.
Address of issuer's principal executive offices: 188 VALLEY STREET,, SUITE 225, PROVIDENCE, Rhode Island (RI), 02909

## Item 2. Identity and Background
Name of person filing: Nicholas Reyland Liuzza Jr.
Residence or business address: 188 Valley Street, Suite 225, Providence, RI 02909
Present principal occupation or employment: Mr. Liuzza is the Chief Executive Officer and a director of Beeline Holdings, Inc. [Nasdaq: BLNE].
Criminal convictions in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This amendment amends the Schedule 13D filed with the Securities and Exchange Commission on March 20, 2025, as amended on March 26, 2025. The Reporting Person received shares of Series F-1 Convertible Preferred Stock ("Series F-1") and Series F Convertible Preferred Stock ("Series F") in connection with the Issuer's merger with Beeline Financial Holdings, Inc. ("Beeline") which closed on October 7, 2024, as disclosed in a Current Report on Form 8-K filed by the Issuer on that date. Subsequently, across multiple transactions which were previously disclosed in the Statements of Changes in Beneficial Ownership of Securities on Form 4 filed on December 19, 2024, December 31, 2024, February 18, 2025, February 21, 2025, March 3, 2025, March 24, 2025 and June 16, 2025, the Reporting Person invested with personal funds a total of $4,048,159 and acquired shares of Series G convertible into 2,424,048 shares of common stock and Warrants to purchase 3,908,677 shares of common stock. Additionally, across numerous transactions which were previously disclosed in the Statements of Changes in Beneficial Ownership of Securities on Form 4 filed on December 11, 2024, March 20, 2025, March 24, 2025, April 17, 2025, April 24, 2025, April 25, 2025, April 28, 2025, May 2, 2025, May 2, 2025, May 6, 2026, May 9, 2025, May 19, 2025, May 23, 2025, and June 16, 2025, the Reporting Person invested with personal funds a total of $329,265.36 and acquired 232,092 shares of common stock on the open market. On March 7, 2025, the Issuer's shareholders approved the conversion of the Series F-1, Series F and Series G and the exercise of the Warrants prior to subsequent adjustments to and issuances of certain of these securities. The shares of common stock underlying the Series G and Warrants were increased due to price protection adjustment provisions set forth in such securities, and may be subject to further adjustments based on lower priced sales of common stock or common stock equivalents by the Company or if the Company obtains waivers to such adjustment provisions from the holders of these securities. Conversions of Series G and exercise of Warrants are subject to shareholder approval as and to the extent required by the rules of The Nasdaq Stock Market LLC.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is the Chief Executive Officer and a director of the Issuer. He acquired all of his securities with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 8,437,989 shares of the Issuer's common stock. This includes 8,214,273 shares beneficially owned directly and 223,716 shares owned by a family trust over which the Reporting Person exercises dispositive and voting control. The above number of shares amounts to approximately 54.8% of the 9,061,418 outstanding shares of common stock as of May 19, 2025. The percentage beneficially owned is calculated by including all shares beneficially owned as the numerator and dividing that amount by the denominator which is shares of common stock issued and outstanding plus the shares of common stock beneficially owned underlying derivative securities held by the Reporting Person (in this case, Mr. Liuzza's Series G and Warrants), even though such underlying shares are not issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with his investments in the Series G and Warrants, the Company entered into Securities Purchase Agreements and Registration Rights Agreements with Mr. Liuzza. The terms of the Securities Purchase Agreements, Series G, Warrants, and related Registration Rights Agreements were previously disclosed in the Current Reports on Form 8-K filed on December 3, 2024, March 5, 2025, March 10, 2025, March 26, 2025, April 30, 2025, and June 16, 2025. Copies of these documents were included as exhibits to such Current Reports on Form 8-K.

## Signatures
- Nicholas Reyland Liuzza Jr.: /s/ Nicholas Reyland Liuzza, Jr., Nicholas Reyland Liuzza, Jr., individually (06/18/2025)